SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

598153104
(CUSIP Number)

Martin M. Hale, Jr. 17 State Street, Suite 3230 New York, NY 10004 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 598153104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.95%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 598153104	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.95%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 13,603,802 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.95%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 8,057,121 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 8,057,121 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 8,057,121 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.78%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON EREF-MID II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 3,593,556 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 3,593,556 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 3,593,556 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2012 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends and supplements Items 2, 4, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

The first sentence of the second paragraph of Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

The address and principal office of each of the Reporting Persons and HFP is 17 State Street, Suite 3230, New York, NY 10004.

PURPOSE OF TRANSACTION

Item 4.	Item 4 is hereby supplemented as follows:

On June 6, 2014, the Issuer consummated an underwritten offering of 30,121,000 Common Shares at a per Common Share offering price of $0.83 (the “Underwritten Offering”). HCP-MID and EREF-MID II purchased 735,916 and 805,024 Common Shares, respectively, from the underwriters in the Underwritten Offering. HCP-MID and EREF-MID II acquired such Common Shares because it believed the acquisition of such Common Shares represented an attractive investment opportunity.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons. Percentages of the Common Shares outstanding reported in this Amendment No. 1 are calculated based upon an aggregate of 167,658,120 Common Shares outstanding, which consists of (i) 134,102,646 Common Shares outstanding as of May 2, 2014 as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed by the Issuer on May 7, 2014, (ii) 30,121,000 Common Shares issued by the Issuer in the Underwritten Offering and (iii) 3,434,474 Common Shares issued to the holders of the Preferred Shares (the “Consent Fee Shares”) for consenting to the Underwritten Offering at a price below the conversion price of the Preferred Shares.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

In addition to the Common Shares reported on the cover pages of this Amendment No. 1, INV-MID may be deemed to beneficially own an aggregate of 24,485,895 Common Shares (including 20,000,000 Common Shares issuable upon conversion of the Preferred Shares), representing approximately 13.05% of the Common Shares. HFM is the manager of INV-MID, but as manager does not have voting or investment power of the Preferred Shares or Common Shares held by INV-MID (or the Common Shares underlying the Preferred Shares held by INV-MID). The Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with INV-MID. The Reporting Persons expressly disclaim membership in a group with INV-MID or any other person.

(c)

On June 6, 2014, HCP-MID and EREF-MID II purchased 735,916 and 805,024 Common Shares, respectively, from the underwriters at a price of $0.83 per Common Share in connection with the Underwritten Offering. On June 6, 2014, the Issuer issued 490,639 Common Shares to HCP-MID and 1,128,470 Common Shares to EREF-MID II, which represented their respective portions of the Consent Fee Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

The approval of the Preferred Super Majority is required to issue Common Shares below the conversion price of the Preferred Shares. As consideration for the Preferred Super Majority consenting to the issuance of the Common Shares in the Underwritten Offering, the Issuer agreed to issue to the holders of Preferred Shares, at the closing of the Underwritten Offering, the Consent Fee Shares. The Issuer issued 490,639 Common Shares to HCP-MID and 1,128,470 Common Shares to EREF-MID II at the closing of the Underwritten Offering, which represented their respective portions of the Consent Fee Shares. In addition to the issuance of the Consent Fee Shares to the holders of the Preferred Shares, the holders of Preferred Shares were offered a right to participate in the Underwritten Offering on a pro rata basis based on their fully-diluted ownership percentage of the Issuer. HCP-MID and EREF-MID II purchased 735,916 and 805,024 Common Shares, respectively, in connection with the Underwritten Offering at a price of $0.83 per Common Share.

In connection with the Underwritten Offering, each of MH, HCP, EREF-MID and EREF-MID II agreed not to, during the period beginning on May 29, 2014 and ending ninety (90) days after the closing date of the Underwritten Offering, without the written agreement of the underwriters (not to be unreasonably withheld), (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities, whether any such transaction in clauses (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing restrictions are subject to certain exceptions including for (A) securities issued upon conversion of the Preferred Shares, (B) securities issued as interest payments for the currently outstanding Preferred Shares, (C) securities issued through the Issuer’s existing share option plan and other existing compensation and incentive plans and (D) the issuance of the Consent Fee Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2014

/s/ Martin M. Hale, Jr.

HALE FUND MANAGEMENT, LLC
(i) for itself, (ii) as general partner of HALE CAPITAL MANAGEMENT, LP and (iii) as manager of EREF-MID II, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE CAPITAL PARTNERS, LP,

By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member